John Hancock Tower, 20th Floor
200 Clarendon Street
Boston, Massachusetts 02116
Tel: +1.617.948.6000 Fax: +1.617.948.6001
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
June 3, 2014	Brussels	New York
	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
VIA EDGAR AND HAND DELIVERY	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
Mr. John Reynolds	Hong Kong	Shanghai
Assistant Director	Houston	Silicon Valley
U.S. Securities and Exchange Commission	London	Singapore
Division of Corporation Finance	Los Angeles	Tokyo
100 F Street, N.E.	Madrid	Washington, D.C.
Mail Stop 3720
Washington, D.C. 20549	File No. 049982-0016

Re:                             Radius Health, Inc. Registration Statement on Form S-1 (File No. 333-194150)

Dear Mr. Reynolds:

On behalf of Radius Health, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated June 2, 2014 with respect to the Company’s Registration Statement on Form S-1 (File No. 333-194150), as amended.  The bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s response.  For the Staff’s convenience, we are also sending, by courier, copies of this letter.

Exhibits

1.   Exhibit 10.151 appears to be missing exhibits, schedules and/or attachments.  Please file this agreement in its entirety with you next amendment in accordance with Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the document attached as Exhibit 10.151 is complete as filed.  The Company further advises the Staff that the actual lease incorrectly labels the attached exhibits.  The actual exhibit labeled “Exhibit G List of Mortgages” should have been labeled “Exhibit H List of Mortgages,” and the actual exhibit labeled “Exhibit H Broker Determination of Prevailing Market Rent” should have been labeled “Exhibit I Broker Determination of Prevailing Market Rent,” in each case to correspond correctly with the exhibit index identified in Section 1.3 of the agreement.  In light of the foregoing, the Company confirms that Exhibit 10.151, as filed, includes all exhibits, schedules and attachments.

If you have any questions regarding the foregoing response, please do not hesitate to contact Peter Handrinos by telephone at (617) 948-6060 or me by telephone at (714) 755-8181.

Very truly yours,

/s/ B. Shayne Kennedy

B. Shayne Kennedy
of LATHAM & WATKINS LLP

cc:	B. Nicholas Harvey, Radius Health, Inc.
Peter N. Handrinos, Latham & Watkins LLP